UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

LAVA THERAPEUTICS N.V.

(Name of Subject Company (Issuer))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Offeror))

Common Shares, with a nominal value of €0.12 Per Share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on August 15, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by XOMA Royalty Corporation, a Nevada corporation (“Purchaser”). This Amendment relates to the offer (the “Offer”) to purchase all of the issued and outstanding common shares, with a nominal value of €0.12 per share (“Shares”), in the capital of LAVA Therapeutics N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 65335740 (“LAVA”), all upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase, dated October 17, 2025 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”) filed herewith and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Share Purchase Agreement, dated as of August 3, 2025 (together with any amendments or supplements thereto, the “Purchase Agreement”), among LAVA and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

ITEMS 1 THROUGH 9 AND 11

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“Expiration of the Subsequent Offering Period; Effective Date of Post-Offer Reorganization”

One minute after 11:59 p.m. Eastern Time on November 20, 2025, the Subsequent Offering Period expired. The Depositary and Paying Agent has advised Purchaser that, as of the Subsequent Closing Date of the Subsequent Offering Period, a total of 23,956,708 Shares, collectively representing approximately 91.1% of the total outstanding Shares, were validly tendered in the Offer (including a total of 1,079,245 Shares, collectively representing approximately 4.2% of the total outstanding Shares tendered during the Subsequent Offering Period). Purchaser has accepted for payment all Shares validly tendered during the Subsequent Offering Period.

The Shares ceased to trade on Nasdaq prior to the opening of trading on November 21, 2025, and Nasdaq has filed or will file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Purchaser and LAVA intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Shares and take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of LAVA’s reporting obligations under the Exchange Act as promptly as practicable.

Purchaser consummated the Post-Offer Reorganization on November 20, 2025, the final date on which Shares tendered during the Subsequent Offering Period were accepted for payment and paid for.

A press release announcing the expiration of the Subsequent Offering Period was issued by Purchaser on November 21, 2025.

ITEM 12. EXHIBITS.

Index No.

(a)(1)(A)	Amended and Restated Offer to Purchase, dated October 17, 2025.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Amended and Restated Schedule A to the Offer to Purchase.

(a)(5)(A)	Press Release of LAVA issued on August 4, 2025 (incorporated by reference to Exhibit 99.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(a)(5)(B)	Joint Press Release of Purchaser issued on October 2, 2025

(a)(5)(C)	Joint Press Release of Purchaser issued on October 17, 2025

(a)(5)(D)*	Press Release of Purchaser issued on November 21, 2025

(d)(1)	Share Purchase Agreement, by and among XOMA Royalty Corporation and LAVA Therapeutics N.V., dated August 3, 2025 (incorporated by reference to Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(d)(2)	Amendment to Share Purchase Agreement, by and among XOMA Royalty Corporation and LAVA Therapeutics N.V., dated October 17, 2025 (incorporated by reference to Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on October 17, 2025).

(d)(3)	Confidentiality Agreement dated June 2, 2025 between LAVA and Purchaser.

(d)(4)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C of Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on October 17, 2025).

(d)(5)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit D of Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2025

XOMA Royalty Corporation

By:	/s/ Owen Hughes
	Name:	Owen Hughes
	Title:	Chief Executive Officer